May 7, 2019

BY EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Isaac Esquivel

Daniel Gordon

RE:	QTS Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 25, 2019
File No. 001-36109

QualityTech, LP
Form 10-K for the fiscal year ended December 31, 2018
Filed February 25, 2019
File No. 333-201810

Dear Mr. Esquivel and Mr. Gordon:

This letter sets forth the responses of QTS Realty Trust, Inc. and QualityTech, LP (collectively, the “Company”) to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) in a letter dated May 1, 2019 (the “Comment Letter”) regarding the above referenced filings.

For ease of review, the Company has set forth below in bold type the numbered comments of the Staff in the Comment Letter, with the Company’s responses thereto immediately following the comment.

Form 10-K for fiscal year ended December 31, 2018

Non-GAAP Financial Measures
FFO, Operating FFO and Adjusted Operating FFO, page F-79

1.                                      Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO. Specifically, tell us how you have determined not to adjust for impairments of depreciated real estate as part of NAREIT FFO.

Response to Comment No. 1:

The Company respectfully submits that, although the textual definition of FFO included in the Company’s current and historical public disclosure does not specifically reference adjustments for impairments of depreciated real estate, the Company believes that its calculation of FFO is and has been consistent with the NAREIT definition of FFO.  During the periods presented in the 2018 Form 10-K, the Company did not  incur impairment charges on depreciated real estate or land related to its main business and, therefore, did not include a line item adjustment for this item in reconciling net income (loss) to FFO.   Although the Company did incur certain impairment charges in 2018 and 2017, these impairment charges were associated with certain non-real estate assets, which were used primarily in the operation of the Company’s cloud and managed service business.  Because these impairment charges were not related to depreciable real estate or land related to the Company’s main business, the Company did not exclude these impairment charges in its calculation of FFO for those periods.

The Company recognizes, however, that the December 2018 NAREIT Funds From Operations White Paper Restatement included several textual modifications to clarify the definition of FFO by incorporating and restating prior NAREIT guidance, and that one of these textual modifications is an express exclusion from net income related to impairments of depreciable real estate and land.  Accordingly, in its future filings with the Commission and other public disclosure, beginning with the Company’s Form 10-Q for the period ended March 31, 2019, the Company will clarify that its definition of FFO is consistent with the NAREIT definition, which includes an adjustment for impairments of depreciable real estate and land and, to the extent the Company incurs any such impairment charge in the future, will include it as a line item adjustment to net income in arriving at FFO.

*  *  *  *  *

Should the Staff have any questions or comments, or would like additional information, please do not hesitate to contact me at (913) 312-2483.

Sincerely,

QTS Realty Trust, Inc.

By:	/s/ Jeffrey H. Berson
Name:	Jeffrey H. Berson
Title:	Chief Financial Officer

cc: Shirley E. Goza

QTS Realty Trust, Inc.

David W. Bonser

Matt N. Thomson

Hogan Lovells US LLP

Scott McVicker

Ernst & Young LLP